Exhibit 99.1

ATIF HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	January 31,	July 31,
	2022	2021
	(unaudited)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$3,719,278	$5,596,740
Deposits	139,016	234,580
Investment in trading securities	2,437,994	1,027,509
Due from buyers of Leaping Group Corporation (“LGC”) (Note 5)	2,300,000	2,300,000
Prepaid expenses and other current assets	756,114	688,451
Total current assets	9,352,402	9,847,280

Property and equipment, net	183,839	572,027
Intangible assets, net	193,331	233,331
Right-of- use assets, net	490,724	745,125
TOTAL ASSETS	$10,220,296	$11,397,763

LIABILITIES AND EQUITY
CURRENT LIABILITIES
Accounts payable	$-	$482
Deferred revenue	273,878	370,948
Taxes payable	58,480	58,017
Accrued expenses and other current liabilities	1,969,249	514,863
Operating lease liabilities, current	262,361	382,298
Total current liabilities	2,563,968	1,326,608

Operating lease liabilities, noncurrent	270,906	387,307

TOTAL LIABILITIES	2,834,874	1,713,915

Commitments

EQUITY
Ordinary shares, $0.001 par value, 100,000,000,000 shares authorized, 9,627,452 shares and 9,161,390 shares issued and outstanding as of January 31, 2022 and July 31, 2021, respectively	9,627	9,161
Additional paid-in capital	31,496,350	31,428,619
Statutory reserve	355,912	355,912
Accumulated deficit	(24,219,878)	(22,055,433)
Accumulated other comprehensive loss	(180,304)	(175,220)
Total ATIF Holdings Limited Stockholders’ equity	7,461,707	9,563,039

Noncontrolling interest	(76,285)	120,809

TOTAL LIABILITIES AND EQUITY	$10,220,296	$11,397,763

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

ATIF HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND

COMPREHENSIVE LOSS

	For the Six Months Ended January 31,
	2022	2021
	(unaudited)	(unaudited) (revised Note 4)
Revenues	$524,155	$949,690

Operating expenses:
Selling expenses	134,203	227,188
General and administrative expenses	1,796,165	2,419,523
Total operating expenses	1,930,368	2,646,711

Loss from operations	(1,406,213)	(1,697,021)

Other income (expenses):
Interest income, net	52	188
Other expenses, net	(53,604)	(53,877)
(Loss) Gain from investments in trading securities	(793,929)	394,430
Total other income (expense), net	(847,481)	340,741

Loss before income taxes	(2,253,694)	(1,356,280)

Income tax provision	-	-
Net loss from continuing operations	(2,253,694)	(1,356,280)

Net loss from discontinued operations	-	(6,625,898)

Net loss	(2,253,694)	(7,982,178)

Less: Net loss attributable to non-controlling interests	(89,249)	(346,780)

Net loss attributable to ATIF Holdings Limited	(2,164,445)	(7,635,398)

Other comprehensive loss:
Total foreign currency translation adjustment	(5,084)	(19,371)
Comprehensive loss	(2,258,778)	(8,001,549)
Less: comprehensive loss attributable to non-controlling interests	(89,249)	(481,093)
Comprehensive loss attributable to ATIF Holdings Limited	$(2,169,529)	$(7,520,456)

Loss Per share – basic and diluted*	$(0.23)	$(0.78)
Loss Per share from continuing operations – basic and diluted*	$(0.23)	$(0.10)
Loss Per share from discontinued operations – basic and diluted*	$-	$(0.68)
Weighted Average Shares Outstanding*
Basic and diluted	9,399,692	9,799,385

*	Retrospectively restated due to five for one reverse stock split, see Note 14

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

ATIF HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Ordinary Share		Additional Paid in	Statutory	Retained Earnings (accumulated	Accumulated Other Comprehensive	Noncontrolling
	Shares*	Amount	Capital	Reserves	deficit)	Loss	interests	Total
Balance at July 31, 2021	9,161,390	$9,161	$31,428,619	$355,912	$(22,055,433)	$(175,220)	$120,809	$9,683,848
Issuance of ordinary shares pursuant to exercise of warrants	459,986	460	1,067,737	-	-	-	-	1,068,197
Issuance of ordinary shares as fractional shares of reverse stock split*	6,076	6	(6)	-	-	-	-	-
Withdrawal of investment by a limited partner of ATIF LP (Note 1)	-	-	(1,000,000)	-	-	-	-	(1,000,000)
Appropriation of investment gain to the limited partner of ATIF LP (Note 1)	-	-	-	-	-	-	(107,845)	(107,845)
Net loss	-	-	-	-	(2,164,445)	-	(89,249)	(2,253,694)
Foreign currency translation adjustment	-	-	-	-	-	(5,084)	-	(5,084)
Balance at January 31, 2022 unaudited	9,627,452	$9,627	$31,496,350	$31,496,350	$(24,219,878)	$(180,304)	$(76,285)	$7,385,422

Balance at July 31, 2020	9,402,935	$9,402	$30,593,370	$355,912	$(13,491,659)	$(63,766)	$17,214,483	$34,617,742
Cancellation of ordinary shares in connection with disposal of LGC	(1,111,110)	(1,111)	(5,998,881)	-	-	-	-	(5,999,992)
Issuance of ordinary shares pursuant to registered direct offering	869,565	870	3,544,130	-	-	-	-	3,545,000
Disposal of LGC	-	-	(20,581)	-	-	(105,257)	(16,733,390)	(16,859,228)
Net loss	-	-	-	-	(7,635,398)	-	(346,780)	(7,982,178)
Foreign currency translation adjustment	-	-	-	-	-	114,942	(134,313)	(19,371)
Balance at January 31, 2021 (revised, Note 4) unaudited	9,161,390	$9,161	$28,118,038	$355,912	$(21,127,057)	$(54,081)	$-	$7,301,973

*	Retrospectively restated due to five for one reverse stock split, see Note 14

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

ATIF HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Six Months Ended January 31,
	2022	2021
	(unaudited)	(unaudited) (revised, Note 4)
Cash flows from operating activities:
Net loss	$(2,253,694)	(7,982,178)
Less: net loss from discontinued operations	-	6,625,898
Net loss from continuing operations	(2,253,694)	(1,356,280)
Adjustments to reconcile net loss from continuing operations to net cash provided by (used in) operating activities:
Depreciation and amortization	102,751	733,359
Provision of doubtful allowance against deposits	89,561	-
Amortization of right-of-use assets	255,082	256,022
Loss from disposal of property and equipment	53,757	2,733
Loss (Gain) from investments in trading securities	793,929	(394,430)
Changes in operating assets and liabilities:
Accounts receivable	11,749	(228,151)
Deposits	(66,000)	65,001
Prepaid expenses and other current assets	236,084	13,104
Accounts payable	-	2,994
Deferred revenue	(100,000)	30,597
Taxes payable	(445)	22,100
Accrued expenses and other liabilities	1,442,409	74,706
Lease liabilities	(237,023)	(231,958)
Net cash provided by (used in) operating activities from continuing operations	328,160	(1,010,203)
Net cash used in operating activities from discontinued operations	-	(103,036)
Net cash provided by (used in) operating activities	328,160	(1,113,239)

Cash flows from investing activities:
Purchase of property and equipment	(5,140)	(25,236)
Proceeds from disposal of property and equipment	276,821	-
Payment for investments in trading securities	(2,365,989)	(2,437,946)
Redemption from life insurance arrangement	-	1,225,105
Net cash used in investing activities from continuing operations	(2,094,308)	(1,238,077)
Net cash provided by investing activities from discontinued operations	-	(6,327)
Net cash used in investing activities	(2,094,308)	(1,244,404)

Cash flows from financing activities:
Proceeds from issuance of ordinary shares pursuant to a registered direct offering, net of issuance cost	-	3,545,000
Withdrawal of investment from a limited partner of ATIF LP	(1,000,000)	-
Payment of investment gains to the limited partner of ATIF LP	(107,845)	-
Proceeds from exercise of warrants	1,068,203	-
Net cash (used in) provided by financing activities from continuing operations	(39,642)	3,545,000
Net cash used in financing activities from discontinued operations	-	89,686
Net cash provided by financing activities	(39,642)	3,634,686

Effect of exchange rate changes on cash	(71,672)	57,187
Net increase (decrease) in cash from continuing operations	(1,877,462)	1,352,831
Net increase (decrease) in cash from discontinued operations	-	(12,274)
Cash from continuing operations, beginning of period	5,596,740	409,657
Cash from discontinued operations, beginning of period	-	18,601
Cash, end of period	$3,719,278	$1,768,815
Less: Cash from discontinued operations, end of period	-	(6,327)
Cash from continuing operations, end of year	$3,719,278	$1,762,488
Supplemental disclosure of cash flow information:
Cash paid for interest expenses	$-	$-
Cash paid for income tax	$-	$-
Supplemental disclosure of Non-cash investing and financing activities of continuing operations
Collection of ordinary shares in connection with disposal of LGC	$-	$5,999,992
Receivable in connection with disposal of LGC	$-	$2,300,000
Right-of-use assets obtained in exchange for operating lease obligations	$-	$807,531

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

ATIF HOLDINGS LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION AND DESCRIPTION OF BUSINESS

ATIF Holdings Limited (“ATIF” or the “Company”), formerly known as Eternal Fairy International Limited and Asia Times Holdings Limited, was incorporated under the laws of the British Virgin Islands (“BVI”) on January 5, 2015, as a holding company to develop business opportunities in the People’s Republic of China (the “PRC” or “China”). The Company adopted its current name on March 7, 2019.

ATIF owns 100% equity interest of ATIF Limited (“ATIF HK”), formerly known as China Elite International Holdings Limited and Asia Times International Finance Limited, a limited liability company established in Hong Kong on January 6, 2015, and adopted its current name on March 7, 2019. ATIF HK acquired a financial and news media platform www.chinacnnm.com in September 2018.

On May 20, 2015, ATIF HK incorporated Huaya Consultant (Shenzhen) Co., Ltd. (“Huaya”) as a Wholly Foreign Owned Enterprise (“WFOE”) in China. On September 5, 2018, Huaya entered into a series of contractual arrangements with the owners of Qianhai Asia Era (Shenzhen) International Financial Service Co., Ltd. (“Qianhai”), a company incorporated on November 3, 2015, under the laws of China with a registered capital of RMB5 million (approximately $0.75 million), which had been fully funded in December 2017. Qianhai is primarily engaged in providing business advisory and financial consulting services to small and medium-sized enterprise customers in the PRC.

Qianhai originally owned a 100% controlled subsidiary Qianhai Asia Era (Shenzhen) International Fund Management Co., Ltd. (“Asia Era Fund”), which had limited operation since its inception on December 11, 2015. In connection with the reorganization of the legal structure for the initial public offering (“IPO”) of the Company, Asia Era Fund was spun off in two steps in August 2018 through September 2018.

Reorganization

A reorganization of the Company’s legal structure was completed on September 19, 2018 (the “Reorganization”). The Reorganization involved the transfer of the ownership interest in ATIF and the spinoff of Asia Era Fund. ATIF became the ultimate holding company of ATIF HK, Huaya, and Qianhai, which were all controlled by the same shareholders before and after the Reorganization.

On September 5, 2018, Huaya entered into a series of contractual arrangements with the owners of Qianhai. These agreements include an Exclusive Service Agreement, an Equity Pledge Agreement, a Call Option Agreement, and a Shareholders’ Voting Rights Proxy Agreement (collectively “VIE Agreements”). Pursuant to the above VIE Agreements, Huaya has the exclusive right to provide Qianhai consulting services related to business operations including technical and management consulting services. All the above contractual arrangements obligate Huaya to absorb a majority of the risk of loss from business activities of Qianhai and entitle Huaya to receive a majority of Qianhai’s residual returns. In essence, Huaya has gained effective control over Qianhai. Therefore, the Company believes that Qianhai should be considered as a Variable Interest Entity (“VIE”) under the Statement of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 810 “Consolidation.”

Termination of VIE agreements with Qianai

On February 3, 2021, the Company closed termination of its variable interest entity (“VIE”) agreements with Qianhai Asia Times (Shenzhen) International Financial Services Co., Ltd. (“Qianhai”). Upon the termination, Qianhai transferred all of its business and employees to Huaya, a wholly owned subsidiary of the Company. The termination of the Qianhai VIE agreements did not contain any penalties or non-compete agreements.

Qianhai transferred all of its China-based business and employees to Huaya before termination of the VIE agreements. The termination of the VIE agreements did not discontinue our consulting service business because such services has been transferred to Huaya and ATIF Inc. to serve the clients located in China and the United States, respectively. The termination also did not cause material impairment of our long-lived assets (primarily including fixed assets such as office furniture and equipment and automobile) because all of the fixed assets have been transferred to our PRC subsidiary Huaya upon termination of the VIE agreements. The management believed the termination of Qianhai VIE agreements does not represent a strategic shift that has (or will have) a major effect on the Company’s operations and financial results. The termination is not accounted as discontinued operations in accordance with ASC 205-20.

ATIF HOLDINGS LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION AND DESCRIPTION OF BUSINESS (continued)

Acquisition of Leaping Group Co., Ltd. (“LGC”)

On April 22, 2020, the Company completed an acquisition of 51.2% of the equity interest of Leaping Group Co., Ltd. (“LGC”) from its original shareholders for a total consideration of approximately $22.92 million, including cash consideration of $1.85 million and issuance of 9,940,002 shares (1,988,000 ordinary shares retrospectively restated for accounting purposes for effect of reverse stock split on August 30, 2021) of ATIF’s common stock with fair value of approximately $21.07 million (see Note 5). LGC, through its subsidiaries and similar VIE contractual agreements, controls Leaping Media Group Co., Ltd. (“LMG”), an operating entity located in Shenyang, China. LMG, along with its operating subsidiaries, is engaged in the multi-channel advertising business, event planning and execution business, film production business and movie theater operating business (collectively “media business”) in China. LMG used to be one of the Company’s clients that sought business advisory services. Upon closing of the acquisition, ATIF owns 51.2% equity interest of LGC and hereby consolidates operations of LGC.

Disposition of LGC

On January 29, 2021, the Company completed a disposition of 51.2% of the equity interest of LGC. The Company sold all of its shares of LGC to Jiang Bo, Jiang Tao and Wang Di (collectively, the “Buyers”) in exchange for (i) 5,555,548 ordinary shares (1,111,110 ordinary shares retrospectively restated for accounting purposes for effect of reverse stock split on August 30, 2021) of the Company owned by the Buyers and (ii) payment by the Buyers in the amount of $2,300,000 plus interest at an interest rate of 10% per annum on the unpaid amount if the principal amount of US$2,300,000 is not paid by January 14, 2022. All principal and accrued and unpaid interest shall be due on January 14, 2023.

In accordance with ASC 205-20, Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity, a disposal of a component of an entity or a group of components of an entity is required to be reported as discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results when the components of an entity meets the criteria in paragraph 205-20-45-1E to be classified as held for sale. The disposition of LGC met the criteria in paragraph 205-20-45-1E and was reported as a discontinued operation (Note 5).

Setup of AITF GP and ATIF LP

On January 21, 2021, the Company incorporated ATIF-1 GP, LLC (“ATIF GP”) under the laws of Delaware of the United States. ATIF GP is a wholly owned subsidiary of the Company, and focuses on fund management business.

On February 16, 2021, ATIF-1, LP (“ATIF LP”) was established as a private equity fund through our indirectly-wholly owned subsidiary, ATIF-1 GP, LLC (“ATIF GP”), a Delaware limited liability company, as the general partner. The Company owns 39.47% limited partner interest in ATIF, LP. The investment strategy of the fund involves directional long and short investments in equity securities, primarily issued by U.S. large capitalization companies, and American Depositary Receipts (“ADRs”) related to Chinese companies of various sizes, including private companies. The investment manager for the fund is ATIF Inc. ATIF LP manages approximately $3.8 million and $4.8 million assets under management (“AUM”) as of January 31, 2022 and July 31, 2021, respectively. For the six months ended January 31, 2022, one of the limited partners of ATIF LP withdrew the investment of $1.0 million. In addition, the Company also paid investment gain of $107,845 to the limited partner, which was recorded as a reduction of non-controlling interest.

ATIF HOLDINGS LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – LIQUIDITY and GOING CONCERN

For the six months ended January 31, 2022 and 2021, the Company reported net loss from continuing operations of approximately $2.3 million and $8.0 million, respectively.

In assessing the Company’s ability to continue as a going concern, the Company monitors and analyzes its cash and its ability to generate sufficient cash flow in the future to support its operating and capital expenditure commitments.

As of January 31, 2022, the Company had cash of $3.7 million and short-term investments in trading securities of $2.4 million, which are highly liquid at the Company’s discretion. On the other hand, the Company had current liabilities of $2.6 million. The Company also had $2.3 million receivable from buyers of LGC in connection with the disposal of LGC. If we fail to collect the amount due from buyers of LGC, we may incur significant bad debt in the near future. In addition, due to the recent intense relationship between the U.S. and China, which has become more fragile as a result of the outbreak and spread of COVID-19, plus the tightening of U.S. legislation and public listing rules to curb some small Chinese companies to access the U.S. capital markets, an increasing number of Chinese companies are putting off or slowing down their plans for U.S. listings due to these uncertainties. Also, the PRC government has recently stated that it plans to propose new rules that would ban companies with large amounts of sensitive consumer data from going public in the U.S. which could deter PRC technology firms to list abroad. The PRC government has primarily focused on firms in the internet, telecommunications and education industry from listing abroad due to political or national-security concerns. As a result of these statements, this position by the PRC government could adversely affect our business consulting services which assist PRC companies to go public in the United States. Furthermore, due to the impact of COVID-19, some of our existing customers may experience financial distress or business disruptions, which could lead to potential delay or default on their payments. Any increased difficulty in collecting accounts receivable, or early termination of our existing consulting service agreements due to deterioration in economic conditions could further negatively impact our cash flows. Given these factors, our potential customers’ perception and confidence to go public in the United States has been negatively impacted and our operating revenue and cash flows may continue to underperform in the near terms. Although we had cash of $3.7 million as of January 31, 2022, given the above-mentioned uncertainties, the management believes that the Company will continue as a going concern in the following 12 months from the date of this report.

Currently, the Company intends to finance its future working capital requirements and capital expenditures from cash generated from operating activities and funds raised from equity financings. In October 2021, the Company raised proceeds of $1.1 million from exercise of warrants to purchase 389,955 of its ordinary shares by warrant holders who subscribed for ordinary shares in the registered direct offering closed in November 2020.

The accompanying unaudited condensed consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the ordinary course of business. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might result from the outcome of the uncertainties described above.

ATIF HOLDINGS LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Principles of Consolidation

The interim unaudited condensed consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”).

The unaudited condensed consolidated balance sheets as of January 31, 2022 and for the unaudited condensed consolidated statement of operations and comprehensive loss for the six months ended January 31, 2022 and 2021 have been prepared without audit, pursuant to the rules and regulations of the SEC and pursuant to Regulation S-X. Certain information and footnote disclosures, which are normally included in annual financial statements prepared in accordance with U.S. GAAP, have been omitted pursuant to those rules and regulations. The unaudited condensed consolidated financial statements should be read in conjunction with the audited financial statements and the notes thereto, included in the Form 20-F for the fiscal year ended July 31, 2021, which was filed with the SEC on December 9, 2021.

In the opinion of the management, the accompanying unaudited condensed consolidated financial statements reflect all normal recurring adjustments, which are necessary for a fair presentation of financial results for the interim periods presented. The Company believes that the disclosures are adequate to make the information presented not misleading. The accompanying unaudited condensed consolidated financial statements have been prepared using the same accounting policies as used in the preparation of the Company’s unaudited condensed consolidated financial statements for the year ended July 31, 2021. The results of operations for the six months ended January 31, 2022 and 2021 are not necessarily indicative of the results for the full years.

The unaudited condensed consolidated financial statements of the Company include the accounts of the Company and its subsidiaries. The interim unaudited condensed consolidated financial statements of the Company also include the accounts of ATIF LP, for which the Company is an investment manager and has primary beneficiary over the ATIF LP. All intercompany balances and transactions have been eliminated upon consolidation.

As of January 31, 2022, the Company’s unaudited condensed consolidated financial statements reflect the operating results of the following entities:

Name of Entity	Date of Incorporation	Place of Incorporation	% of Ownership	Principal Activities
Parent company:
ATIF Holdings Limited (“ATIF”)	January 5, 2015	British Virgin Islands	Parent	Investment holding
Wholly owned subsidiaries of ATIF
ATIF Limited (“ATIF HK”)	January 6, 2015	Hong Kong	100%	Investment holding
ATIF Inc. (“ATIF USA”)	October 26, 2020	USA	100%	Consultancy and information technology support
Huaya Consultant (Shenzhen) Co., Ltd. (“Huaya”)	May 20, 2015	PRC	100%	WFOE, Consultancy and information technology support
ATIF-1 GP, LLC (“ATIF GP”)	January 21, 2021	USA	100%	Fund management
ATIF-1 LP, LLC (“ATIF LP”)	February 16, 2021	USA	31.25%	Investment

ATIF HOLDINGS LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Basis of Presentation and Principles of Consolidation (continued)

The VIE contractual arrangements

Foreign investments in domestic Chinese companies that engage in private equity investment business and media business are both restricted in China under current PRC laws and regulations. Before the termination of the Qianhai VIE agreements on February 3, 2021 and disposition of LGC on January 31, 2021 (see Note 5), the Company was operating under the VIE structure and the Company’s main operating entities Qianhai and LMG are controlled through contractual arrangements in lieu of direct equity ownership by the Company or any of its subsidiaries.

Risks associated with the VIE structure

The Company believes that the contractual arrangements with its VIEs and respective shareholders are in compliance with PRC laws and regulations and are legally enforceable. However, uncertainties in the PRC legal system could limit the Company’s ability to enforce the contractual arrangements. If the legal structure and contractual arrangements were found to be in violation of PRC laws and regulations, the PRC government could:

●	revoke the business and operating licenses of the Company’s PRC subsidiary and VIEs;

●	discontinue or restrict the operations of any related-party transactions between the Company’s PRC subsidiary and VIEs;

●	limit the Company’s business expansion in China by way of entering into contractual arrangements;

●	impose fines or other requirements with which the Company’s PRC subsidiary and VIEs may not be able to comply;

●	require the Company or the Company’s PRC subsidiary and VIEs to restructure the relevant ownership structure or operations; or

●	restrict or prohibit the Company’s use of the proceeds from the IPO to finance the Company’s business and operations in China.

The Company’s ability to conduct its consulting services business may be negatively affected if the PRC government were to carry out of any of the aforementioned actions. As a result, the Company may not be able to consolidate its VIEs in its unaudited condensed consolidated financial statements as it may lose the ability to exert effective control over the VIEs and its respective shareholders and it may lose the ability to receive economic benefits from its VIEs. The Company, however, does not believe such actions would result in the liquidation or dissolution of the Company, its PRC subsidiary, or its VIEs. The Company has not provided any financial support to the VIEs for the six months ended January 31, 2021.

The Company terminated the Qianhai VIE agreements on February 3, 2021 and disposed of LGC on January 31, 2021 (see Note 5), the condensed unaudited balance sheets of the Company did not include the balances of the VIEs as of January 31, 2022 and July 31, 2021.

ATIF HOLDINGS LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Basis of Presentation and Principles of Consolidation (continued)

The summarized unaudited operating results of the VIEs for the six months ended January 31, 2021 are as follows:

	For the Six Months Ended January 31, 2021
	Qianhai VIE	LMG VIE	Total
Operating revenue	$380,954	$2,117,551	$2,498,505
Loss from operations	$(60,242)	$(1,154,067)	$(1,214,309)
Loss before income taxes	$(63,765)	$(1,166,287)	$(1,230,052)
Net loss	$(63,765)	$(1,142,160)	$(1,205,925)

The summarized unaudited cash flow information of the VIEs for the six months ended January 31, 2021 are as follows:

	For the Six Months Ended January 31, 2021
	Qianhai VIE	LMG VIE	Total
Net cash used in operating activities	$(286,657)	$(119,612)	$(406,269)
Net cash provided by investing activities	$-	$118,541	$118,541
Net cash provided by financing activities	$-	$-	$-

Noncontrolling Interests

As of January 31, 2022 and July 31, 2021, the non-controlling interest represent minority shareholders’ 60.53% ownership interest in ATIF LP, over which the Company had 39.47% ownership interest and acted as an investment manager through ATIF USA, its wholly owned subsidiary. The Company had non-controlling interest of $(76,285) and $120,809 as of January 31, 2022 and July 31, 2021, respectively.

Use of Estimates

In preparing the consolidated financial statements in conformity with U.S. GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are based on information as of the date of the consolidated financial statements. Significant estimates required to be made by management include, but are not limited to, the valuation of accounts receivable, useful lives of property and equipment and intangible assets, the recoverability of long-lived assets, revenue recognition, provision necessary for contingent liabilities and realization of deferred tax assets. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash includes cash on hand and demand deposits in accounts maintained with commercial banks. The Company considers all highly liquid investment instruments with an original maturity of three months or less from the date of purchase to be cash equivalents. The Company maintains most of its bank accounts in the PRC. Cash balances in bank accounts in the PRC are not insured by the Federal Deposit Insurance Corporation or other programs.

ATIF HOLDINGS LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Accounts Receivable, net

Accounts receivable are presented net of allowance for doubtful accounts. The Company usually determines the adequacy of reserves for doubtful accounts based on individual account analysis and historical collection trends. The Company establishes a provision for doubtful receivables when there is objective evidence that the Company may not be able to collect amounts due. The allowance is based on management’s best estimates of specific losses on individual exposures, as well as a provision on historical trends of collections. The provision is recorded against accounts receivables balances, with a corresponding charge recorded in the unaudited condensed consolidated statements of operations and comprehensive loss. Delinquent account balances are written off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable. As of January 31, 2022 and July 31, 2021, the Company did not provide allowance against accounts receivable.

Investments in Trading Securities

Equity securities not accounted for using the equity method are carried at fair value with changes in fair value recorded in the unaudited condensed consolidated statements of operations and comprehensive loss, according to ASC 321 “Investments — Equity Securities”. During the six months ended January 31, 2022 and 2021, the Company purchased certain publicly-listed equity securities through various open market transactions and accounted for such investments as “investments in trading securities” and subsequently measure the investments at fair value. The Company reported a loss of $793,929 and a gain of $394,430 from investments in trading securities for the six months ended January 31, 2022 and 2021, respectively.

Property and Equipment, net

Property and equipment are stated at cost. The straight-line depreciation method is used to compute depreciation over the estimated useful lives of the assets, as follows:

Useful life
Furniture, fixtures and equipment	3-5 years
Transportation vehicles	5 years

Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to expense as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized. The cost and related accumulated depreciation of assets retired or sold are removed from the respective accounts, and any gain or loss is recognized in the unaudited condensed consolidated statements of operations and comprehensive loss as other income or expenses.

Impairment of Long-lived Assets

Long-lived assets, including plant and equipment and intangible with finite lives are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. The Company assesses the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate and recognize an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, the Company would reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values.

For the six months ended January 31, 2022 and 2021, no impairment was recorded for property and equipment.

ATIF HOLDINGS LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair Value of Financial Instruments

ASC 825-10 requires certain disclosures regarding the fair value of financial instruments. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

●	Level 1 – inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

●	Level 2 – inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted market prices for identical or similar assets in markets that are not active, inputs other than quoted prices that are observable and inputs derived from or corroborated by observable market data.

●	Level 3 – inputs to the valuation methodology are unobservable.

Fair value of investments in trading securities are based on quoted prices in active markets. The carrying amounts of the Company’s other financial instruments including cash and cash equivalents, deposits, due from buyers of LGC and other current assets, accounts payable, and accrued expenses and other current liabilities approximate their fair values because of the short-term nature of these assets and liabilities. For lease liabilities, fair value approximates their carrying value at the reporting dates as the interest rates used to discount the host contracts approximate market rates.

Revenue Recognition

The Company recognizes revenue in accordance with ASC 606 Revenue from Contracts with Customers (“ASC 606”).

To determine revenue recognition for contracts with customers, the Company performs the following five steps: (i) identify the contract with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocate the transaction price to the respective performance obligations in the contract, and (v) recognize revenue when (or as) the Company satisfies the performance obligation.

The Company recognizes revenue when it transfers its goods and services to customers in an amount that reflects the consideration to which the Company expects to be entitled in such exchange.

ATIF HOLDINGS LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue Recognition (continued)

The Company currently generates its revenue from the following main sources:

(1)	Revenue from customer’s initial registration fee

In order to engage with the Company for various consulting services, a new customer is required to pay an initial non-refundable registration fee to the Company and the Company will then post the customer’s information and profiles on its website, at which point, the Company’s performance obligations are satisfied and such registration fee is recognized as revenue. The Company does not charge additional customer profile maintenance fee after the initial posting is completed as limited effort is required for the Company to maintain such information on an on-going basis. No revenues were generated from customer’s initial registration for the six months ended January 31, 2022 and 2021.

(2)	Revenue from consulting services

The Company provides various consulting services to its members, especially to those who have the intention to be publicly listed in the stock exchanges in the United States and other countries. The Company categorizes its consulting services into three Phases:

Phase I consulting services primarily include due diligence review, market research and feasibility study, business plan drafting, accounting record review, and business analysis and recommendations. Management estimates that Phase I normally takes about three months to complete based on its past experience.

Phase II consulting services primarily include reorganization, pre-listing education and tutoring, talent search, legal and audit firm recommendation and coordination, VIE contracts and other public-listing related documents review, merger and acquisition planning, investor referral and pre-listing equity financing source identification and recommendations, and independent directors and audit committee candidate’s recommendation. Management estimates that Phase II normally takes about eight months to complete based on its past experience.

Phase III consulting services primarily include shell company identification and recommendation for customers expecting to become publicly listed through reverse merger transaction; assistance in preparation of customers’ public filings for IPO or reverse merger transactions; and assistance in answering comments and questions received from regulatory agencies. Management believes it is very difficult to estimate the timing of this phase of service as the completion of Phase III services is not within the Company’s control.

Each phase of consulting services is stand-alone and fees associated with each phase are clearly identified in service agreements. Revenue from providing Phase I and Phase II consulting services to customers is recognized ratably over the estimated completion period of each phase as the Company’s performance obligations related to these services are carried out over the whole duration of each Phase. Revenue from providing Phase III consulting services to customers is recognized upon completion of the reverse merger transaction or IPO transaction when the Company’s promised services are rendered and the Company’s performance obligations are satisfied. Revenue that has been billed and not yet recognized is reflected as deferred revenue on the balance sheet.

Depending on the complexity of the underlying service arrangement and related terms and conditions, significant judgments, assumptions, and estimates may be required to determine when substantial delivery of contract elements has occurred, whether any significant ongoing obligations exist subsequent to contract execution, whether amounts due are collectible and the appropriate period or periods in which, or during which, the completion of the earnings process occurs. Depending on the magnitude of specific revenue arrangements, adjustment may be made to the judgments, assumptions, and estimates regarding contracts executed in any specific period.

ATIF HOLDINGS LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue Recognition (continued)

Revenue from LGC

Before the disposal of 51.2% equity interest in LGC, the Company generated revenue from Multi-Channel advertising, Event planning and execution, Movie Theater Operating and others. The revenues from these revenue streams were classified as a component of “net loss from discontinued operations” upon the close of the disposition. See Note 5.

(1)	Multi-Channel advertising

The Company’s multi-channel advertising services include pre-movie advertisements display, elevator and supermarket advertising, and brand promotion. Most of the Company’s client contracts are individually negotiated and, accordingly, the service period and prices vary significantly. Service periods typically range from one day to one year.

The Company provides advertising services over the contract period. Revenues from advertising services are recognized on straight-line basis over the contract period, which approximates the pattern of when the underlying services are performed. Prepayments for advertising services are deferred and recognized as revenue when the advertising services are rendered and the Company’s performance obligations are satisfied.

The Company also provides advertising services through its regional distributors. Pursuant to advertising services distribution agreements, the Company grants the regional distributors the exclusive rights to provide local pre-movie advertising. The advertising services distribution agreements with these regional distributors typically have terms ranging from 11 to 24 months without automatic renewal provisions. Under the advertising services distribution agreements, the Company has the right to set the minimum local pre-movie advertisement prices in the movie theaters, regulate the content and quality of local pre-movie advertisements according to related laws and movie theater rules, and examine the source of local pre-movie advertisements and refuse to display advertisements from any competitors. The receipt of distribution fee is initially recorded as deferred revenue and is recognized as revenue ratably as services are rendered and the Company’s performance obligations are satisfied.

(2)	Event planning and execution

The Company’s event planning and execution business includes planning and arrangement of events, and production of related advertising materials. From the preparation of the events to executing it typically takes no more than one week. Revenue is realized when the service is performed in accordance with the client arrangement and upon the completion of the earnings process.

ATIF HOLDINGS LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue Recognition (continued)

(3)	Movie Theater Operating

The Company’s movie theater operating revenues are generated primarily from box office admissions and theater food and beverage sales. Revenues of this business line are recognized when admissions and food and beverage sales are rendered at the theaters and are reported net of sales tax. The Company defers 100% of the revenue associated with the sales of gift cards and packaged tickets until such time as the items are redeemed.

For the six months ended January 31, 2022 and 2021, the disaggregation of revenues from continuing operations and discontinued operations was as below:

	For the Six Months Ended January 31,
	2022	2021
	(unaudited)	(unaudited)
Consulting service revenue from continuing operations*	$524,155	$949,690
Revenue from discontinued operations (multi-channel advertising, event planning and execution and movie theater operation business under LGC)	$-	$2,117,551

*	Qianhai transferred all of its China-based consulting service business and employees to Huaya before termination of the VIE agreement. The termination of the VIE agreement did not cause material impairment of our long-lived assets (primarily including fixed assets such as office furniture and equipment and automobile) because all of the fixed assets have been transferred to our PRC subsidiary Huaya upon termination of the VIE agreements and there was no assets held for sale or disposal. The management believed the termination of Qianhai VIE agreements does not represent a strategic shift that has (or will have) a major effect on the Company’s operations and financial results. The termination is not accounted as discontinued operations in accordance with ASC 205-20.

Income Taxes

The Company accounts for income taxes under ASC 740. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

An uncertain tax position is recognized only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. The Company did not have unrecognized uncertain tax positions or any unrecognized liabilities, interest or penalties associated with unrecognized tax benefit as of January 31, 2022. As of January 31, 2022, all of the Company’s income tax returns for the tax years ended December 31, 2017 through December 31, 2021 remain open for statutory examination by relevant tax authorities.

ATIF HOLDINGS LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Value Added Tax (“VAT”)

Sales revenue derived from advertising service revenues is subject to VAT. The applicable VAT rate for the Company is 3% for Huaya. All of the VAT returns of the Company have been and remain subject to examination by the tax authorities for five years from the date of filing.

Earnings (Loss) per Share

The Company computes earnings (loss) per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS is measured as net income (loss) divided by the weighted average common shares outstanding for the period. Diluted presents the dilutive effect on a per share basis of potential common shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential common shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. For the six months ended January 31, 2022 and 2021, there were no dilutive shares.

Foreign Currency Translation

The functional currency for ATIF is the U.S Dollar (“US$”). ATIF HK uses Hong Kong dollar as its functional currency. However, ATIF currently only serve as the holding company and did not have active material operations as of the date of this report. The Company operates its business through ATIF HK and Huaya as of January 31, 2022. The functional currency of the Huaya is the Chinese Yuan (“RMB”). The Company’s unaudited condensed consolidated financial statements have been translated into US$.

Assets and liabilities accounts are translated using the exchange rate at each reporting period end date. Equity accounts are translated at historical rates. Income and expense accounts are translated at the average rate of exchange during the reporting period. The resulting translation adjustments are reported under other comprehensive income (loss). Gains and losses resulting from the translations of foreign currency transactions and balances are reflected in the results of operations.

The RMB is not freely convertible into foreign currency and all foreign exchange transactions must take place through authorized institutions. No representation is made that the RMB amounts could have been, or could be, converted into US$ at the rates used in translation.

The following table outlines the currency exchange rates that were used in creating the unaudited condensed consolidated financial statements in this report:

	Period-end spot rate		Average rate for the six months ended January 31,
Foreign currency	January 31, 2022	July 31, 2021	2022	2021
RMB: 1USD	0.1572	0.1547	0.1560	0.1497
HKD: 1USD	0.1282	0.1282	0.1282	0.1290

ATIF HOLDINGS LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Comprehensive loss

Comprehensive loss consists of two components, net loss and other comprehensive loss.

The foreign currency translation gain or loss resulting from translation of the financial statements expressed in RMB to US$ is reported in other comprehensive loss in the unaudited condensed consolidated statements of operations and comprehensive loss.

Operating Leases

The Company adopted ASU No. 2016-02—Leases (Topic 842) since August 1, 2019, using a modified retrospective transition method permitted under ASU No. 2018-11. This transition approach provides a method for recording existing leases only at the date of adoption and does not require previously reported balances to be adjusted. In addition, the Company elected the package of practical expedients permitted under the transition guidance within the new standard, which among other things, allowed the Company to carry forward the historical lease classification. The standard did not materially impact the consolidated net earnings and cash flows.

Upon adoption of ASC 842, the lease liabilities are recognized upon lease commencement for operating leases based on the present value of lease payments over the lease term. The right-of-use assets are initially measured at cost, which comprises the initial amount of the lease liability adjusted for lease payments made at or before the lease commencement date, plus any initial direct costs incurred less any lease incentives received. As the rates implicit in the lease cannot be readily determined, the incremental borrowing rates at the lease commencement date are used in determining the imputed interest and present value of lease payments. The incremental borrowing rates were determined using a portfolio approach based on the rates of interest that the Company would have to borrow an amount equal to the lease payments on a collateralized basis over a similar term. The Company recognizes the single lease cost on a straight-line basis over the remaining lease term for operating leases.

The Company has elected not to recognize right-of-use assets or lease liabilities for leases with an initial term of 12 months or less; expenses for these leases are recognized on a straight-line basis over the lease term.

Statement of Cash Flows

In accordance with ASC 230, “Statement of Cash Flows,” cash flows from the Company’s operations are formulated based upon the local currencies. As a result, amounts related to assets and liabilities reported on the unaudited condensed consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheets.

ATIF HOLDINGS LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Discontinued operation

In accordance with ASC 205-20, Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity, a disposal of a component of an entity or a group of components of an entity is required to be reported as discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results when the components of an entity meets the criteria in paragraph 205-20-45-1E to be classified as held for sale. When all of the criteria to be classified as held for sale are met, including management, having the authority to approve the action, commits to a plan to sell the entity, the major current assets, other assets, current liabilities, and noncurrent liabilities shall be reported as components of total assets and liabilities separate from those balances of the continuing operations. At the same time, the results of all discontinued operations, less applicable income taxes (benefit), shall be reported as components of net income (loss) separate from the net income (loss) of continuing operations in accordance with ASC 205-20-45.

Segment reporting

The Company had four operating business lines, including Business Advisory and Consulting Services, Multi-channel Advertising Services, Event Planning and Execution Services and Movie Theater Operation Services. However, due to changes in our organizational structure associated with the LGC, which engaged in Multi-channel Advertising Services, Event Planning and Execution Services and Movie Theater Operation Services, as a discontinued operation (Note 5 – Discontinued operation), management has determined that the Company now operates in one operating segment with one reporting segment as of January 31, 2022, which is the consulting service business.

Reclassification

Certain items in the financial statements of comparative period have been reclassified to conform to the financial statements for the current period, primarily for the reverse split of the Company’s ordinary shares (see Note 14 for detail).

Commitments and Contingencies

In the normal course of business, the Company is subject to contingencies, such as legal proceedings and claims arising out of its business, which cover a wide range of matters. Liabilities for contingencies are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated.

If the assessment of a contingency indicates that it is probable that a material loss is incurred and the amount of the liability can be estimated, then the estimated liability is accrued in the Company’s financial statements. If the assessment indicates that a potentially material loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss, if determinable and material, would be disclosed.

Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the nature of the guarantee would be disclosed.

ATIF HOLDINGS LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Risks and Uncertainty

The Company’s major operations are conducted in the PRC. Accordingly, the political, economic, and legal environments in the PRC, as well as the general state of the PRC’s economy may influence the Company’s business, financial condition, and results of operations.

The Company’s major operations in the PRC are subject to special considerations and significant risks not typically associated with companies in North America and Western Europe. These include risks associated with, among others, the political, economic, and legal environment. The Company’s results may be adversely affected by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, and rates and methods of taxation, among other things.

In light of the PRC providing new guidance to and restrictions on China-based companies raising capital offshore, including PRC government-led cybersecurity reviews, the Chairman of the SEC has requested his staff to review disclosures from offshore issuers associated with China-based operating companies in connection with the filing of registration statements in the United States. In particular, the SEC Chairman was concerned about an investor’s understanding of a VIE contract structure. We previously conducted our consulting service business through Qianhai utilizing a VIE contract structure which relationship was terminated in February 2021. In connection with our internal reorganization in January and February 2021, we disclosed that Huaya, a wholly owned subsidiary of ATIF, will serve as our business center in PRC for clients located in the PRC and ATIF Inc., a newly established subsidiary in the United States, will serve our clients located in the United States. However, if we conduct business in the PRC in the future with a PRC entity using a VIE contract structure, that business structure may subject us to further review by the SEC.

Although the Company has not experienced losses from these situations and believes that it is in compliance with existing laws and regulations including its organization and structure disclosed in Note 1, this may not be indicative of future results.

(a)	Credit risk

Substantially all of the Company’s operating activities are transacted in RMB, which is not freely convertible into foreign currencies. All foreign exchange transactions take place either through the People’s Bank of China or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the People’s Bank of China. Approval of foreign currency payments by the People’s Bank of China or other regulatory institutions requires submitting a payment application form together with suppliers’ invoices, shipping documents and signed contracts.

As of January 31, 2022, $68,754 of the Company’s cash were on deposit at financial institutions in Mainland China, and each bank accounts is insured by the government authority with the maximum limit of RMB 500,000 (equivalent to approximately $78,600). As of January 31, 2022, the Company held cash and cash equivalents of $386,282 deposited in the banks located in Hong Kong and British Virgin Islands, which are not insured by Federal Deposit Insurance Corporation (“FDIC”) insurance or other insurance, and held cash and cash equivalents of $186,433 deposited in the banks located in the U.S. which are insured by FDIC up to $250,000, and held cash and cash equivalents of $3,077,712 deposited in the investment bank accounts located in the U.S. which are not insured by FDIC.

ATIF HOLDINGS LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Risks and Uncertainty (continued)

(b)	Concentration risk

Accounts receivable are typically unsecured and derived from revenue earned from customers, thereby exposed to credit risk. The risk is mitigated by the Company’s assessment of its customers’ creditworthiness and its ongoing monitoring of outstanding balances.

The Company’s sales are made to customers that are located primarily in China. The Company has a concentration of its revenues and receivables with specific customers. For six months ended January 31, 2022, one customer accounted for 95% of the Company’s total revenue. For the six months ended January 31, 2021, two customers accounted for 54% and 41% of the Company’s total revenue, respectively.

For the six months ended January 31, 2022 and 2021, substantially all of the Company’s revenues was generated from providing going public related consulting services to customers. The risk is mitigated by the Company’s plan to transition its consulting services from the PRC based customers to more international customers.

(c)	Other risks and uncertainties

The Company’s business, financial condition and results of operations may also be negatively impacted by risks related to natural disasters, extreme weather conditions, health epidemics and other catastrophic incidents, which could significantly disrupt the Company’s operations.

The Company’s operations have been affected by the outbreak and spread of the coronavirus disease 2019 (COVID-19), which in March 2020, was declared a pandemic by the World Health Organization. The COVID-19 outbreak is causing lockdowns, travel restrictions, and closures of businesses. The Company’s businesses have been negatively impacted by the COVID-19 coronavirus outbreak to a certain extent.

Due to the outbreak of COVID-19, in early February 2020, the Chinese government required the nationwide closure of many business activities in the PRC to prevent the spread of COVID-19 and protect public health. As a result, the Company temporarily suspended its consulting services for the period from February to March 2020. Furthermore, some of the Company’s existing customers have experienced financial distress and disruption of business, which resulted in delay or default on their payments.

As of the date of this filing, the spread of COVID-19 in China have slowed down and most provinces and cities have resumed business activities under the guidance and support of the local government. Nevertheless, the continued uncertainties associated with COVID 19 may cause the Company’s revenue and cash flows to underperform in the next 12 months. A resurgence could negatively affect the execution of the going public consulting service agreements and the collection of the payments from customers. The extent of the future impact of COVID-19 is still highly uncertain and cannot be predicted as of the financial statement reporting date.

ATIF HOLDINGS LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Recent Accounting Pronouncements

In June 2016, the FASB issued ASU 2016-13, Financial Instruments-Credit Losses (Topic 326), which requires entities to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This replaces the existing incurred loss model and is applicable to the measurement of credit losses on financial assets measured at amortized cost. ASU 2016-13 was subsequently amended by Accounting Standards Update 2018-19, Codification Improvements to Topic 326, Financial Instruments—Credit Losses, Accounting Standards Update 2019-04 Codification Improvements to Topic 326, Financial Instruments—Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments, and Accounting Standards Update 2019-05, Targeted Transition Relief. For public entities, ASU 2016-13 and its amendments are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. For all other entities, this guidance and its amendments will be effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. Early application will be permitted for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. As an emerging growth company, the Company plans to adopt this guidance effective August 1, 2023. The Company is currently evaluating the impact of its pending adoption of ASU 2016-13 on its unaudited condensed consolidated financial statements.

In November 2019, the FASB issued ASU 2019-10, “Financial Instruments—Credit Losses (Topic 326), Derivatives and Hedging (Topic 815), and Leases (Topic 842)” (“ASU 2019-10”). ASU 2019-10 (i) provides a framework to stagger effective dates for future major accounting standards and (ii) amends the effective dates for certain major new accounting standards to give implementation relief to certain types of entities. Specifically, ASU 2019-10 changes some effective dates for certain new standards on the following topics in the FASB Accounting Standards Codification (ASC): (a) Derivatives and Hedging (ASC 815) – now effective for fiscal years beginning after December 15, 2020 and interim periods within fiscal years beginning after December 15, 2021; (b) Leases (ASC 842) – now effective for fiscal years beginning after December 15, 2020 and interim periods within fiscal years beginning after December 15, 2021; (c) Financial Instruments — Credit Losses (ASC 326) – now effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years; and (d) Intangibles — Goodwill and Other (ASC 350) – now effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The Company does not expect the cumulative effect resulting from the adoption of this guidance will have a material impact on its unaudited condensed consolidated financial statements.

Recently issued ASUs by the FASB, except for the ones mentioned above, have no material impact on the Company’s unaudited condensed consolidated results of operations or financial position.

ATIF HOLDINGS LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 – CORRECTION OF PREVIOUSLY ISSUED MISSTATED UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The Company has noted the following errors in relation to the unaudited condensed consolidated financial statements for the six months ended January 31, 2021 that had been filed on July 9, 2021. The errors related to the correction of adjustment of net loss from discontinued operations arose from disposal of LGC (Note 5). The errors were corrected in the audited consolidated financial statements filed on December 9, 2021.

The following table sets forth the adjustment to the Company’s results of operations compared to the previously reported unaudited condensed consolidated financial statements.

The effects of the restatement on the Company’s unaudited condensed consolidated statements of operations and comprehensive income (loss) for the six months ended January 31, 2021 are as follows:

	For the Six Months Ended January 31, 2021
	As Previously reported	Adjustments	As Revised

Net Loss from Discontinued Operations	$(5,818,787)	$(807,111)	$(6,625,898)
Net loss	$(7,175,067)	$(807,111)	$(7,982,178)
Net loss attributable to ATIF Holdings Limited	$(6,828,287)	$(807,111)	$(7,635,398)
Comprehensive loss	$(7,194,438)	$(807,111)	$(8,001,549)
Comprehensive loss attributable to ATIF Holdings Limited	$(6,713,345)	$(807,111)	$(7,520,456)
Loss Per share – basic and diluted*	$(0.70)	$(0.08)	$(0.78)
Loss Per share from discontinued operations – basic and diluted*	$(0.60)	$(0.08)	$(0.68)

The effects of the restatement on the Company’s unaudited condensed consolidated statements of changes in equity for the six months ended January 31, 2021 are as follows:

	For the Six Months Ended January 31, 2021
	As Previously reported	Adjustments	As Revised

Accumulated deficit	$(20,319,946)	$(807,111)	$(21,127,057)

The effects of the restatement on the Company’s unaudited condensed consolidated statements of cash flows for the six months ended January 31, 2021 are as follows:

	For the Six Months Ended January 31, 2021
	As Previously reported	Adjustments	As Revised

Net loss	$(7,175,067)	$(807,111)	$(7,982,178)
Less: net loss from discontinued operations	$5,818,787	$807,111	$6,625,898

ATIF HOLDINGS LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 – DISCONTINUED OPERATION OF LGC

On January 29, 2021, the Company completed a disposition of 51.2% of the equity interest of LGC. The Company sold all of its shares of LGC to Jiang Bo, Jiang Tao and Wang Di (collectively, the “Buyers”) in exchange for (i) 5,555,548 ordinary shares (1,111,110 ordinary shares retrospectively restated for accounting purposes for effect of reverse stock split on August 30, 2021) of the Company owned by the Buyers and (ii) payment by the Buyers in the amount of $2,300,000 plus interest at an interest rate of 10% per annum on the unpaid amount if the principal amount of $2,300,000 is not paid by January 14, 2022. All principal and accrued and unpaid interest shall be due on January 14, 2023.

Upon completion of the Disposition, the Company does not bear any contractual commitment or obligation to the media business or the employees of LGC, nor to the Buyers.

On January 29, 2021, management was authorized to approve and commit to a plan to sell LGC, therefore the major assets and liabilities relevant to the disposal are reported as components of total assets and liabilities separate from those balances of the continuing operations. At the same time, the results of all discontinued operations, less applicable income taxes, are reported as components of net loss separate from the net loss of continuing operations in accordance with ASC 205-20-45. The following is a reconciliation of net loss of $5.5 million from disposition in the unaudited condensed consolidated statements of operations and comprehensive loss:

January 29, 2021
Share consideration of 5,555,548 ordinary shares (1,111,110 ordinary shares retrospectively restated for accounting purposes for effect of reverse stock split on August 30, 2021), at $1.08 per share ($5.40 per share retrospectively restated for accounting purposes for effect of reverse stock split on August 30, 2021) on January 29, 2021	$5,999,992
Cash consideration	2,300,000
Consideration in exchange for the disposal	8,299,992
Noncontrolling interest of LGC	16,516,711
Less: Net liabilities (comprised of assets of $7,804,412 and liabilities of $11,001,011)	3,196,599
28,013,302
Impairment of goodwill relating to discontinued operations	(25,902,394)
Impairment of intangible assets relating to discontinue operations	(6,986,615)
Amortization of intangible assets arising from acquisition of LGC	(608,031)
Net loss from disposal of discontinued operations	$(5,483,738)

ATIF HOLDINGS LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 – DISCONTINUED OPERATION OF LGC (continued)

The following is a reconciliation of the carrying amounts of major classes of assets and liabilities held for sale as of January 29, 2021.

January 29, 2021

Carrying amounts of major classes of assets held for sale:
Cash	$6,297
Accounts receivable	1,241,178
Other current assets	992,333
Goodwill
Intangible assets
Property and equipment, net	2,125,388
Right of use assets	3,422,985
Other noncurrent assets	16,231
Total assets of disposal group	$7,804,412
Carrying amounts of major classes of liabilities held for sale:
Short-term borrowings	$154,842
Taxes payable	3,618,661
Other current liabilities	3,502,209
Lease liabilities	3,725,299
Total liabilities of disposal group	$11,001,011

The following is a reconciliation of the amounts of major classes of operations classified as discontinued operations in the unaudited condensed consolidated statements of operations and other comprehensive loss for the six months ended January 31, 2022 and 2021.

	For the Six Months Ended January 31,
	2022	2021
Discontinued Operations
Revenues	$-	$2,117,551
Cost of revenues	-	(1,557,277)
Total operating expenses	-	(1,714,341)
Loss from operations	-	(1,154,067)
Total other income (expense), net	-	12,220
Income tax expenses	-	(313)
Net loss from discontinued operations, net of tax	-	(1,142,160)
Net loss from disposal of discontinued operations	-	(5,483,738)
Net Loss from Discontinued Operations	$-	$(6,625,898)

ATIF HOLDINGS LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 – PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consisted of the following:

	January 31, 2022	July 31, 2021
Prepayment for advertising service fee (a)	$600,000	$600,000
Prepaid service fees	-	20,000
Prepaid insurance service fee	20,137	58,150
Advance to vendors	10,000	10,000
Others	125,977	301
Total	$756,114	$688,451

(a)	Prepayment for advertising services represent the advance payments made by the Company to a third-party advertising company for producing advertising contents. These prepayments are typically expensed over the period when the services are performed.

NOTE 7 – PROPERTY, PLANT AND EQUIPMENT, NET

Property and equipment, net, from the Company’s continuing operations, consisted of the following:

	January 31, 2022	July 31, 2021
Furniture, fixtures and equipment	$192,193	$187,053
Vehicles	85,298	574,606
Total	277,491	761,659
Less: accumulated depreciation	(93,652)	(189,632)
Property and equipment, net	$183,839	$572,027

During the six months ended January 31, 2022, the Company disposed two vehicles and reported a loss of $53,756 from such disposal. During the six months ended January 31, 2021, the Company disposed certain outdated office equipment and reported a loss of $2,733 from such disposal.

Depreciation expense was $62,751 and $44,340 for the six months ended January 31, 2022 and 2021, respectively.

ATIF HOLDINGS LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 – INTANGIBLE ASSETS

Net intangible assets consisted of the following:

	January 31, 2022	July 31, 2021
	unaudited
Financial and news platform	$56,250	$56,250
Software	320,000	320,000
Total	376,250	376,250
Less: accumulated amortization	(182,919)	(142,919)
Intangible assets	$193,331	$233,331

Amortization expense was $40,000 and $40,000 for the six months ended January 31, 2022 and 2021, respectively.

NOTE 9 – INVESTMENTS IN TRADING SECURITIES

As of January 31, 2022 and July 31, 2021, the balance of investments in trading securities represented certain equity securities of listed companies purchased through various open market transactions by the Company during the relevant periods. The investments are initially recorded at cost, and subsequently measured at fair value with the changes in fair value recorded in other income (expenses), net in the unaudited condensed consolidated statement of operations and comprehensive loss. For the six months ended January 31, 2022 and 2021, the Company recorded a decrease in fair value of $793,929 and an increase in fair value of $394,430 for such investments.

Investments in trading securities consisted of the following:

	January 31, 2022	July 31, 2021
	unaudited
Trading securities invested by ATIF	$1,422,818	$871,809
Trading securities invested by ATIF LP	1,015,176	155,700
	$2,437,994	$1,027,509

ATIF HOLDINGS LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 – OPERATING LEASES

The Company leases offices space under non-cancelable operating leases, with lease terms ranging between 14 months to 36 months. The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants. Rent expense for the six months ended January 31, 2022 and 2021 was $271,240 and $269,386, respectively.

Effective August 1, 2019, the Company adopted the new lease accounting standard using a modified retrospective transition method, which allows the Company not to recast comparative periods presented in its consolidated financial statements. In addition, the Company elected the package of practical expedients, which allows the Company to not reassess whether any existing contracts contain a lease, to not reassess historical lease classification as operating or finance leases, and to not reassess initial direct costs. The Company has not elected the practical expedient to use hindsight to determine the lease term for its leases at transition. The Company combines the lease and non-lease components in determining the ROU assets and related lease obligation. Adoption of this standard resulted in the recording of operating lease ROU assets and corresponding operating lease liabilities as disclosed below. ROU assets and related lease obligations are recognized at commencement date based on the present value of remaining lease payments over the lease term.

The following table presents the operating lease related assets and liabilities recorded on the balance sheets as of January 31, 2022 and July 31, 2021.

	January 31, 2022	July 31, 2021
	unaudited
Right-of- use assets, net	$490,724	$745,125

Operating lease liabilities, current	262,361	382,298
Operating lease liabilities, noncurrent	270,906	387,307
Total operating lease liabilities	$533,267	$769,605

The weighted average remaining lease terms and discount rates for all of operating leases from the Company’s continuing operations were as follows as of January 31, 2022 and July 31, 2021:

	January 31, 2022	July 31, 2021
	unaudited
Remaining lease term and discount rate
Weighted average remaining lease term (years)	1.80	2.08
Weighted average discount rate	4.90%	4.90%

The following is a schedule of maturities of lease liabilities as of January 31, 2022:

As of January 31, 2022
unaudited

For the six months ended July 31, 2022	$137,296
For the twelve months ended July 31, 2023	252,969
For the twelve months ended July 31, 2024 and thereafter	150,468
Total lease payments	540,733
Less: imputed interest	(7,466)
Present value of lease liabilities	$533,267

ATIF HOLDINGS LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 – ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consisted of the following:

	January 31, 2022	July 31, 2021
	unaudited
Securities payable (a)	$1,359,793	$-
Accrued legal liabilities in connection with arbitration with Huale Group Co., Limited (“Huale”) (Note 15) (b)	262,867	262,668
Accrued payroll	145,086	48,131
Accrued professional service fee	98,784	152,044
Others	102,719	52,020
	$1,969,249	$514,863

(a)	As of January 31, 2022, the balance of securities payable represented the amount payable for trading securities, for which the Company placed orders on January 31, 2022 and the security accounts cleared the amount in February 2022.

(b)	The accrued liabilities in connection with arbitration with Huale was comprised of a deposit of $250,000 to be refunded to Huale and arbitration and counterclaim fee of $12,876 (RMB 81,844). Based on the Court ruling, the Company accrued legal liabilities of $262,876 on the unaudited condensed consolidated balance sheets, which was still outstanding by the date of this report (See Note 15 for details).

NOTE 12 – RELATED PARTY TRANSACTIONS

During the six months ended January 31, 2022 and 2021, the Company did not enter into transactions with related parties. As of January 31, 2022 and July 31, 2021, the Company had no balances due from or due to related parties.

NOTE 13 – TAXES

(a) VAT, Business Tax and related surcharges

Effective on September 1, 2012, a pilot program (the “Pilot Program”) for transition from the imposition of PRC business tax (“Business Tax”) to the imposition of VAT for revenues from certain industries and certain cities. On May 1, 2016, the transition from the imposition of Business Tax to the imposition of VAT, was expanded to all industries in China. Huaya qualifies as a Small and Low Profit Enterprise, and is subject to a preferential VAT of 3% and related surcharges on VAT payable at a rate of 12% since that date.

ATIF HOLDINGS LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 – TAXES (continued)

(b) Corporate Income Taxes (“CIT”)

The Company is subject to income taxes on an entity basis on income arising in or derived from the tax jurisdiction in which each entity is domiciled.

British Virgin Islands

Under the current laws of the British Virgin Islands, the Company is not subject to tax on income or capital gains in the British Virgin Islands. Additionally, upon payments of dividends to the shareholders, no British Virgin Islands withholding tax will be imposed.

Hong Kong

ATIF HK is subject to Hong Kong profits tax at a rate of 16.5%. However, ATIF HK did not generate any assessable profits arising in or derived from Hong Kong for the six months ended January 31, 2022 and 2021, and accordingly no provision for Hong Kong profits tax has been made in these periods.

PRC

The PRC Corporate Income Tax (“CIT”) is calculated based on the taxable income determined under the applicable CIT Law and its implementation rules, which became effective on January 1, 2008. CIT Law imposes a unified income tax rate of 25% for all resident enterprises in China, including both domestic and foreign invested enterprises. Huaya qualifies as a Small and Low Profit Enterprise, and is subject to a preferential EIT of 10%.

USA

For the US jurisdiction, the Company is subject to federal and state income taxes on its business operations. The federal tax rate is 21% and state tax rate is 8.84%. The Company also evaluated the impact from the recent tax reforms in the United States, including the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”) and Health and Economic Recovery Omnibus Emergency Solutions Act (“HERO Act”), which both were passed in 2020, no material impact on the Company is expected based on the analysis. The Company will continue to monitor the potential impact going forward.

For the six months ended January 31, 2022 and 2021, the Company did not incur current and deferred income tax expense.

ATIF HOLDINGS LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 – TAXES (continued)

Deferred tax assets

The Company’s deferred tax assets are comprised of the following:

	January 31, 2022	July 31, 2021
	unaudited
Deferred tax assets:
Allowance for doubtful account	$119,836	$105,059
Net operating loss carry forwards	877,542	664,208
Deferred tax assets before valuation allowance	997,378	769,267
Less: valuation allowance	(997,378)	(769,267)
Net deferred tax assets	$-	$-

The Company follows ASC 740, “Income Taxes”, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each period end based on enacted tax laws and statutory tax rates, applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

The Company’s deferred tax assets primarily derived from the net operating loss (“NOL”) and allowance for doubtful accounts. For the six months ended January 31, 2022 and 2021, the Company suffered net operating losses due to reduced number of customers for ATIF’s consulting service. The Company periodically evaluates the likelihood of the realization of deferred tax assets, and reduces the carrying amount of the deferred tax assets by a valuation allowance to the extent it believes a portion or all of the deferred tax assets will not be realized. The Company considers many factors when assessing the likelihood of future realization of the deferred tax assets, including its recent cumulative earnings experience, expectation of future income, the carry forward periods available for tax reporting purposes, and other relevant factors. As of January 31, 2022 and July 31, 2021, management believes that the realization of the deferred tax assets appears to be uncertain and may not be realizable in the near future. Therefore, a 100% valuation allowance has been provided against the deferred tax assets.

(c) Taxes Payable

The Company’s taxes payable consists of the following:

	January 31, 2022	July 31, 2021
	unaudited
Value added tax payable	$18,389	$18,104
Income tax payable	39,869	39,253
Other taxes payable	222	660
Total taxes payable	$58,480	$58,017

ATIF HOLDINGS LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 – TAXES (continued)

Uncertain tax positions

The Company accounts for uncertainty in income taxes using a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. Interest and penalties related to uncertain tax positions are recognized and recorded as necessary in the provision for income taxes. The Company is subject to income taxes in the PRC. According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations is extended to five years under special circumstances, where the underpayment of taxes is more than RMB 100,000. In the case of transfer pricing issues, the statute of limitation is ten years. There is no statute of limitation in the case of tax evasion. There were no uncertain tax positions as of January 31, 2022 and July 31, 2021 and the Company does not believe that its unrecognized tax benefits will change over the next twelve months.

NOTE 14 – EQUITY

Ordinary Shares

The Company was incorporated under the laws of the British Virgin Islands on January 5, 2015. Prior to the Reorganization, the Company was authorized to issue up to 100,000,000 ordinary shares with par value of $0.0004 per share and 50,000,000 shares were issued at par value. On August 21, 2018, the Company amended its Memorandum of Association and passed corporate authorizations to redeem and cancel the 50,000,000 issued shares and simultaneously increased the number of the authorized shares to 100,000,000,000 and increased the par value of each share to $0.001. In connection with the cancellation of the 50,000,000 shares, the Company issued 50,000 shares to the controlling shareholders at $0.001 per share.

On August 23, 2021, we completed a five (5) for one (1) reverse stock split (the “Reverse Split”) of our issued and outstanding ordinary shares, par value $0.001 per share. From a BVI legal perspective, the Reverse Split applied to the issued shares of the Company on the date of the Reverse Split and does not have any retroactive effect on the Company’s shares prior that date. However, for accounting purposes only (with no BVI legal effect), references to our ordinary shares in this annual report are stated as having been retroactively adjusted and restated to give effect to the Reverse Split, as if the Reverse Split had occurred by the relevant earlier date.

From a BVI legal perspective, the Reverse Split applied to the issued shares of the Company on the date of the Reverse Split and does not have any retroactive effect on the Company’s shares prior that date. However, for accounting purposes only (with no BVI legal effect), references to our ordinary shares in this annual report are stated as having been retroactively adjusted and restated to give effect to the Reverse Split, as if the Reverse Split had occurred by the relevant earlier date.

As of July 31, 2021, the Company had a total of 9,161,390 ordinary shares issued and outstanding.

In connection with the Reverse Split, the Company issued 6,076 ordinary shares as fractional shares in September 2021.

In October 2021, the investors, who subscribed for ordinary shares in the registered direct offering closed in November 2020, exercised warrants to purchase 389,855 ordinary shares at cash consideration of $1,068,197. In January 2022, these investors also cashlessly exercised warrants to purchase 70,131 ordinary shares.

As of January 31, 2022, the Company had a total of 9,627,452 ordinary shares issued and outstanding.

ATIF HOLDINGS LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14 – EQUITY (continued)

Statutory reserve and restricted net assets

Huaya, the Company’s subsidiary incorporated the PRC, is required to make appropriations to certain reserve funds, comprising the statutory surplus reserve and the discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entity’s registered capital. Appropriations to the discretionary surplus reserve are made at the discretion of the Board of Directors. The statutory reserve may be applied against prior year losses, if any, and may be used for general business expansion and production or increase in registered capital, but are not distributable as cash dividends.

The payment of dividends by entities organized in China is subject to limitations, procedures and formalities. Regulations in the PRC currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in China. The results of operations reflected in the unaudited condensed consolidated financial statements prepared in accordance with U.S GAAP may differ from those in the statutory financial statements of the WFOEs and VIEs. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by State Administration of Foreign Exchange.

In light of the foregoing restrictions, Huaya is restricted in its ability to transfer their net assets to the Company. Foreign exchange and other regulations in the PRC may further restrict its subsidiary in the PRC from transferring funds to the Company in the form of dividends, loans and advances.

As of January 31, 2022 and July 31, 2021, the restricted amounts as determined pursuant to PRC statutory laws totaled $355,912 and $355,912, respectively, and total restricted net assets amounted to $962,374 and $962,374, respectively.

NOTE 15 – CONTIGENCIES

From time to time, the Company is a party to various legal actions arising in the ordinary course of business. The Company accrues costs associated with these matters when they become probable and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred.

(a)	Arbitration with Huale Group Co., Limited (“Huale”)

On November 4, 2019, the Company received an arbitration notice from Shenzhen Court of International Arbitration (the “Court”), pursuant to which, the Company’s former customer Huale Group Co., Limited (“Huale”) filed the arbitration with the Court against the Company and requested a refund of $300,000 consulting service fee that Huale paid to the Company in 2017. Huale suspended its original plan after the Company already provided certain consulting services outlined in their consulting agreement. Both parties were in dispute over whether or not the initial payment of $300,000 should be refunded.

On September 25, 2020, the Court issued a final judgment ruling in favor of Huale and required the Company to return a deposit of $250,000 to Huale and pay arbitration fee and counterclaim fee of $11,724 (RMB 81,844). Based on the Court ruling, the Company accrued legal liabilities of $261,724 on the unaudited condensed consolidated balance sheets, which was still outstanding by the date of this report.

ATIF HOLDINGS LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 – CONTIGENCIES (continued)

(b)	Pending Legal Proceeding with Boustead Securities, LLC (“Boustead”)

On May 14, 2020, Boustead filed a lawsuit against the Company and LGC for breaching the underwriting agreement Boustead had with each of the Company and LGC, in which Boustead was separately engaged as the exclusive financial advisor to provide financial advisory services to the Company and LGC.

In April 2020, the Company acquired 51.2% equity interest in LGC after LGC terminated its efforts to launch an IPO on its own. Boustead alleged that the acquisition transaction between the Company and LGC was entered into during the lockup period of the exclusive agreement between Boustead and LGC, and therefore deprived Boustead of compensation that Boustead would otherwise have been entitled to receive under its exclusive agreement with LGC. Therefore, Boustead is attempting to recover from the Company an amount equal to a percentage of the value of the transaction it conducted with LGC.

Boustead’s Complaint alleges four causes of action against the Company, including breach of contract; breach of the implied covenant of good faith and fair dealing; tortious interference with business relationships and quantum meruit.

On October 6, 2020, ATIF filed a motion to dismiss Boustead’s Complaint pursuant to Federal Rule of Civil Procedure 12(b)(6) and 12(b)(5).  On October 9, 2020, the United States District Court for the Southern District of New York directed Boustead to respond to the motion or amend its Complaint by November 10, 2020.  Boustead opted to amend its complaint and filed the amended complaint on November 10, 2020.  Boustead’s amended complaint asserts the same four causes of action against ATIF and LGC as its original complaint. The Company filed another motion to dismiss Boustead’s amended complaint on December 8, 2020.

On August 25, 2021, the United States District Court for the Southern District of New York granted ATIF’s motion to dismiss Boustead’s first amended complaint. In its order and opinion, the United States District Court for the Southern District of New York allowed Boustead to move for leave to amend its causes of action against ATIF as to breach of contract and tortious interference with business relationships, but not breach of the implied covenant of good faith and fair dealing and quantum meruit. On November 4, 2021, Boustead filed a motion seeking leave to file a second amended complaint to amend its cause of action for Breach of Contract. The Court granted Boustead’s motion for leave and Boustead filed the second amended complaint on December 28, 2021. On January 18, 2022, we filed our motion to dismiss Boustead’s second amended complaint. Boustead filed its opposition on February 1, 2022 and we replied on February 8, 2022. The Court has yet to rule on that motion.

ATIF is currently evaluating how it will respond to Boustead’s motion for leave. As such, the Boustead litigation is currently in the pleadings stage. ATIF’s management believes it is premature to assess and predict the outcome of this pending litigation.

NOTE 16 – SUBSEQUENT EVENTS

The Company evaluated subsequent events through April 30, 2022, the date on which these financial statements were issued, and the management determined that other than those that have been disclosed in the consolidated financial statements and subsequent events disclosed above, no subsequent events that require recognition and disclosure in the consolidated financial statements.